Mail Stop 3561

May 23, 2006

Ms. Indra K. Nooyi
President and Chief Financial Officer
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

> **RE: PepsiCo, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 27, 2006**
> **Form 10-Q for Quarterly Period Ended March 25, 2006**
> **File No. 001-1183**

Dear Ms. Nooyi:

We have reviewed the responses in your letter dated April 27, 2006 and have the following additional comment. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of the letter.

Form 10-Q for Quarterly Period Ended March 25, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations – Consolidated Review, page 16

1. We reviewed your response to comment 3 in our letter dated April 11, 2006 as well as the revised disclosure included on page 17 of your Form 10-Q. Please further revise your future filings to disclose the following:

o the specific manner in which you use the non-GAAP measures to evaluate your business;
o the economic substance behind your decision to use these measures;
o the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures;
o the manner in which you compensate for the disclosed material limitations of these measures; and
o the substantive reasons why you believe the non-GAAP measures provide useful information to investors.

Refer to questions 8 and 21 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, issued June 13, 2003 and available on our website at www.sec.gov.

As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comment after reviewing your response to our comment.

If you have any questions regarding this comment, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823. Any other questions may be directed to me at (202) 551-3843.

Sincerely,

George F. Ohsiek, Jr.
Branch Chief